UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               CALPINE CORPORATION
                               -------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    131347106
                                    ---------
                                 (CUSIP Number)

                               September 28, 2004
                               ------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                     [ ] Rule 13d-1(b)
                                     [X] Rule 13d-1(c)
                                     [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 9 Pages
                              Exhibit List: Page 8

                                  SCHEDULE 13G

CUSIP No.  131347106                                           Page 2 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SATELLITE ASSET MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                              a.       [ ]
                                              b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                      5           Sole Voting Power
 Number of                               43,610,376
  Shares
Beneficially          6           Shared Voting Power
  Owned By                               0
    Each
 Reporting            7           Sole Dispositive Power
   Person                                43,610,376
   With
                      8           Shared Dispositive Power
                                         0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                              43,610,376

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                              [   ]

11       Percent of Class Represented By Amount in Row (9)

                              8.9%

12       Type of Reporting Person (See Instructions)

                              PN

                                  SCHEDULE 13G

CUSIP No.  131347106                                           Page 3 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SATELLITE FUND MANAGEMENT, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                              a.       [ ]
                                              b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                      5           Sole Voting Power
 Number of                               43,610,376
  Shares
Beneficially          6           Shared Voting Power
  Owned By                               0
    Each
 Reporting            7           Sole Dispositive Power
   Person                                43,610,376
   With
                      8           Shared Dispositive Power
                                         0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                              43,610,376

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                              [   ]

11       Percent of Class Represented By Amount in Row (9)

                              8.9%

12       Type of Reporting Person (See Instructions)

                              OO

                                                               Page 4 of 9 Pages


Item 1(a)      Name of Issuer:

               Calpine Corporation (the "Issuer")

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               50 West San Fernando Street, San Jose, California  95113

Item 2(a)      Name of Person Filing:

               The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i)   Satellite   Asset   Management,   L.P.   ("Satellite   Asset
                    Management"); and

               ii)  Satellite Fund Management, LLC ("Fund Management").

               This statement relates to securities convertible into Shares (as defined herein) held for the accounts certain investment funds and accounts over which Satellite Asset Management has discretionary investment trading authority. The general partner of Satellite Asset Management is Fund Management. Fund Management has seven members, and investment decisions made by such members, when necessary, are made through approval of a majority of such members.

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of each of the Reporting Persons is 623 Fifth Avenue, 20th Floor, New York, NY 10022.

Item 2(c)      Citizenship:

               1) Satellite Asset Management is a Delaware limited  partnership;
                  and

               2) Fund Management is a Delaware limited liability company.

Item 2(d)      Title of Class of Securities:

               Common Stock, $.001 par value per share (the "Shares")

Item 2(e)      CUSIP Number:

               131347106

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               This Item 3 is not applicable.

                                                               Page 5 of 9 Pages


Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

               As of October 6, 2004, each of Satellite Asset Management and Fund Management may be deemed to be the beneficial owner of 43,610,376 Shares issuable upon the conversion of certain convertible securities (the "Convertible Securities") held for the accounts of certain investment funds and accounts over which Satellite Asset Management has discretionary investment trading authority.

Item 4(b)      Percent of Class:

               The number of Shares of which each of Satellite Asset Management and Fund Management may be deemed to beneficially own constitutes approximately 8.9% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent quarterly report on Form 10-Q, the number of Shares outstanding was 443,828,145 as of August 6, 2004), assuming the conversion of the Convertible Securities held for the accounts of the investment funds and accounts over which Satellite Asset Management has discretionary investment trading authority.

Item 4(c)      Number of shares as to which such person has:

               Satellite Asset Management
               --------------------------
               (i)       Sole power to vote or direct the vote:       43,610,376

               (ii)      Shared power to vote or to direct the vote            0

               (iii)     Sole power to dispose or to direct the
                         disposition of                               43,610,376

               (iv)      Shared power to dispose or to direct the
                         disposition of                                        0

               Fund Management
               ---------------
               (i)       Sole power to vote or direct the vote:       43,610,376

               (ii)      Shared power to vote or to direct the vote            0

               (iii)     Sole power to dispose or to direct the
                         disposition of                               43,610,376

               (iv)      Shared power to dispose or to direct the
                         disposition of                                        0

Item 5.        Ownership of Five Percent or Less of a Class:

               This Item 5 is not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               The limited partners of (or investors in) each of the investment funds and accounts for which Satellite Asset Management exercises discretionary investment trading authority have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of their respective funds in accordance with their respective limited partnership interests (or shares owned) in their respective funds.

                                                               Page 6 of 9 Pages


Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

               This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 7 of 9 Pages


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  October 6, 2004                     SATELLITE ASSET MANAGEMENT, L.P.

                                           By:  Satellite Fund Management, LLC,
                                                As General Partner of Satellite
                                                Asset Management, L.P.


                                           By: /s/  Brian S. Kriftcher
                                           -------------------------------------
                                           Name:  Brian S. Kriftcher
                                           Title: Member

Date:  October 6, 2004                     SATELLITE FUND MANAGEMENT, LLC


                                           By: /s/  Brian S. Kriftcher
                                           -------------------------------------
                                           Name:  Brian S. Kriftcher
                                           Title: Member

                                                               Page 8 of 9 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

         A.    Joint Filing  Agreement dated as of October 6, 2004,
               by and among Satellite Asset Management,  L.P.,
               and Satellite Fund Management, LLC..................            9

                                                               Page 9 of 9 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that this statement on Schedule 13G with respect to the common stock of Calpine Corporation, dated as of October 6, 2004, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Date:  October 6, 2004                     SATELLITE ASSET MANAGEMENT, L.P.

                                           By:  Satellite Fund Management, LLC,
                                                As General Partner of Satellite
                                                Asset Management, L.P.


                                           By: /s/  Brian S. Kriftcher
                                           -------------------------------------
                                           Name:  Brian S. Kriftcher
                                           Title: Member

Date:  October 6, 2004                     SATELLITE FUND MANAGEMENT, LLC


                                           By: /s/  Brian S. Kriftcher
                                           -------------------------------------
                                           Name:  Brian S. Kriftcher
                                           Title: Member